SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )1


                              STAT HEALTHCARE, INC.
                                (NAME OF ISSUER)


                     COMMON STOCK $0.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    855907101
                                 (CUSIP NUMBER)



                              RUSSELL D. SCHNEIDER
                              12450 GREENSPOINT DR.
                              HOUSTON, TEXAS 77060
                                 (713) 872-6900
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  JUNE 24, 1996
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

- ------------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO.   855907101
- ---------------------
- --------------------------------------------------------------------------------
   1  |  NAME OF REPORTING PERSON
      |  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
      |  Russell D. schneider
- --------------------------------------------------------------------------------
   2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      |                                                           (a)[ ] (b)[X]
- --------------------------------------------------------------------------------
   3  |  SEC USE ONLY
- --------------------------------------------------------------------------------
   4  |  SOURCE OF FUNDS*
      |                                      OO
- --------------------------------------------------------------------------------
   5  |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
      |  PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]
- --------------------------------------------------------------------------------
   6  |  CITIZENSHIP OR PLACE OF ORGANIZATION
      |                             United States
- --------------------------------------------------------------------------------
                   |   7   |   SOLE VOTING POWER
       NUMBER      |       |   2,826,922
         OF        |------------------------------------------------------------
       SHARES      |   8   |   SHARED VOTING POWER
    BENEFICIALLY   |       |   0
      OWNED BY     |------------------------------------------------------------
     REPORTING     |   9   |   SOLE DISPOSITIVE POWER
       PERSON      |       |   2,826,922
        WITH       |------------------------------------------------------------
                   |  10   |   SHARED DISPOSITIVE POWER
                   |       |   0
- --------------------------------------------------------------------------------
  11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      |  PERSON
      |  2,826,922
- --------------------------------------------------------------------------------
  12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      |  CERTAIN SHARES*                                                    [ ]
- --------------------------------------------------------------------------------
  13  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      |                    19.0%
- --------------------------------------------------------------------------------
  14  |  TYPE OF REPORTING PERSON*
      |  IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                            Statement on Schedule 13D

Item 1            SECURITY AND ISSUER.

                  This initial Schedule 13D relates to the Common Stock, $.01 per value per share (the "Shares"), of STAT Healthcare, Inc., a Delaware corporation formerly named New STAT Healthcare, Inc. (the "Company"). The principal executive offices of the Company are located at 12450 Greenspoint Dr., Suite 1200, Houston, Texas 77060.

Item 2            IDENTITY AND BACKGROUND.

                  (a)   This Schedule 13D is being filed by Russell D.
                        Schneider.
                  (b) The business address of the Reporting Person is 12450 Greenspoint Drive, Suite 1200, Houston, Texas 77060.
                  (c) The Reporting Person's principal occupation is Chairman of the Board of Directors and Chief Executive Officer of the Company.
                  (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
                  (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                  (f)   Mr. Schneider is a citizen of the United States.

Item 3            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On June 24, 1996, the Reporting Person acquired 2,826,922
            Shares pursuant to that certain Amended and Restated Agreement and Plan of Reorganization (the "Reorganization Agreement") dated as of March 15, 1996 by and among the Company, Old STAT, Inc., a Delaware corporation formerly named STAT Healthcare, Inc. ("Old STAT"), STAT Acquisition Corp., a Delaware corporation, and AmHealth Corporation, AmHealth Enterprises of the Valley, Inc. and AmHealth Ambulatory Services, Inc., each a Texas corporation (collectively, the "AmHealth Corporations"), and AmHealth Kidney Centers of the Valley, Ltd., Weslaco Kidney Center, Ltd., Starr Dialysis Center, Ltd., Mission Kidney Center, Ltd., Brownsville Kidney Center, Ltd., AmHealth Medical Management, Ltd., Brownsville Hyperbaric Healthcare, Ltd., Southwestern Infusion Healthcare, Ltd. and AmHealth Ambulatory Healthcare, Ltd., each a Texas limited partnership, (collectively, the "AmHealth Partnerships", and together with the AmHealth Corporations, "AmHealth"). Pursuant to the Reorganization Agreement, the AmHealth Corporations merged with and into the Company, with the Company as the surviving corporation, and the former shareholders of the AmHealth Corporations received Shares in exchange for their shares of common stock of the AmHealth Corporations. Simultaneously therewith, substantially all of the partners of the AmHealth Partnerships transferred their partnership interests to the Company in exchange for Shares. In addition, under the Reorganization Agreement, Old STAT merged (the "Old STAT Merger") with and into STAT Acquisition Corp., with Old STAT as the surviving corporation. Pursuant to the Old STAT Merger, each issued and outstanding share of common stock of Old STAT was converted into one Share of the Company(the foregoing transactions are referred to herein as the "Exchange"). In the Exchange, the Reporting Person acquired 2,826,922 Shares (the "Merger Shares") in exchange for the 25.1% combined equity interest in AmHealth held by the Reporting Person.

Item 4            PURPOSE OF TRANSACTION.

                  As described above in Item 3, Reporting Person acquired the
            Merger Shares in connection with the Exchange for investment purposes. Subject to the Lock-Up Agreement and the Affiliate and Shareholder Agreement described below, Reporting Person will continue to evaluate such Reporting Person's investment in the Company on the basis of various factors, including the Company's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company's securities in particular, such Reporting Person's own financial condition, other investment opportunities and other future developments. Based upon such evaluation, such Reporting Person will take such actions in the future as Reporting Person may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, Reporting Person may determine that such Reporting Person should dispose some or all of the Shares it owns.

                  As described above in Item 3, the Merger Shares were acquired by such Reporting Person in a transaction pursuant to Rule 145 and, therefore, may not be sold, pledged, conveyed or otherwise transferred without registration or qualification under the Securities Act and applicable state securities or blue sky laws or a valid exemption therefrom.

                  Except as set forth in this Item 4, no Reporting Person has any plan or proposal with respect to any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5            INTEREST IN SECURITIES OF THE ISSUER.

                  (a)   Reference is made to Item 11 of the cover page hereof.
                  (b) Reference is made to Items 7,8, 9 and 10 of the cover page hereof.
                  (c) The Reporting Person has not acquired any Shares within the past 60 days, other than the Merger Shares acquired on June 24, 1996, as described above in Item 3.
                  (d) No other person has the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, any Shares which the Reporting Person may be deemed to beneficially own.
                  (e)   Not applicable.

Item 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except as set forth herein, there are no contracts,
            arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 hereof and any other person with respect to any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

                  Pursuant to the Reorganization Agreement, the Reporting Person
            has entered into (i) a lock-up agreement (the "Lock-Up Agreement") restricting the transfer of Shares until June 24, 1997 and (ii) an affiliate and shareholder agreement (the "Affiliate and Shareholder Agreement") further restricting the transfer of Shares acquired in the Exchange.

Item 7            MATERIAL TO BE FILED AS EXHIBITS.

            (1) Amended and Restated Agreement and Plan of Reorganization dated March 15, 1996, among the Company, Old STAT, STAT Acquisition Corp. and the AmHealth Partnerships and the AmHealth Corporations (included as Appendix 1 to the Joint Proxy Statement/Prospectus dated May 22, 1996 of the Company, Old STAT and the AmHealth Corporations filed pursuant to Rule 424(b) on May 23, 1996 (the "Joint Proxy Statement/Prospectus") and incorporated herein by reference).

            (2) Form of Lock-Up Agreement (included as Exhibit A to Appendix 1 to the Joint Proxy Statement/Prospectus and incorporated herein by reference).

            (3) Form of Affiliate and Shareholder Agreement (included as Exhibit B to Appendix 1 to the Joint Proxy
                  Statement/Prospectus and incorporated herein by reference).

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 3, 1996                         /s/ RUSSELL D. SCHNEIDER
                                               Russell D. Schneider